Special Meetings of Shareholders

Special meetings of shareholders of the Funds were held on October 17, 2006, November 10, 2006 and December 4, 2006 (each referred to as the "Meeting"). The meetings were held to (1) approve new investment advisory agreements
(All Funds) and (2) approve new investment sub-advisory agreements (Worldwide Portfolio, International Portfolio and Global Inflation-Indexed Hedged Portfolio). At record date, September 5, 2006, the number of shares outstanding on record date, number of shares represented at the meeting, and the details of the voting with respect to the stated matters are given below. All matters presented received the required number of affirmative votes for approval.

		Shares Outstanding	Shares Represented
U.S. Short-Term		15,600,426	11,150,687
Limited Duration	11,391,304	6,022,450
Mortgage-Backed		16,955,064	13,019,464
Worldwide		16,018,246	9,478,864
International		11,608,256	7,384,472
U.S. Inflation-Indexed	10,797,844	10,762,842
Global Inflation-Indexed
 Hedged			1,872,585	1,499,809